UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 16, 2010

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, December 15, 2010, and entitled “Nova Measuring Instruments to Present at the Needham Conference in New York on January 11, 2011".

2.	Press release issued by the Registrant on, and dated, December 16, 2010, and entitled "Nova Measuring Instruments to Open NASDAQ and Hold Analyst Event in New York on January 10, 2011".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2010	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Measuring Instruments to Present at the Needham
Conference in New York on January 11, 2011

Company presentation will be at 10:40am and will be webcast live

REHOVOT, Israel, December 15, 2010 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that its Chief Executive Officer, Mr. Gabi Seligsohn and Chief Financial Officer, Mr. Dror David, will both be present at the 13th Annual Needham Growth Conference.

The conference will be taking place at the New York Palace Hotel in New York. Nova’s CEO is scheduled to present in the Henry Room at 10:40am Eastern Time on Tuesday, January 11, 2011. The presentation will be simultaneously broadcast from a link in the investor relations section of Nova’s website, or from the following link: http://www.wsw.com/webcast/needham41/nvmi/

At the conference there will be an opportunity for investors to meet one-on-one with management. Interested investors should contact the conference organizers or the Investor Relations team at Nova.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova Measuring Instruments to Open NASDAQ
and Hold Analyst Event in New York on January 10, 2011

Opening-bell ceremony at 9:30am followed by an analyst brunch at 10:30am

REHOVOT, Israel, December 16, 2010 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that its CEO, Mr. Gabi Seligsohn and its Chairman of the Board of Directors, Dr. Michael Brunstein together with Nova’s management team, will preside over the NASDAQ Opening Bell ceremony on January 10, 2011.

The proceedings will begin at 8:30am, with the opening ceremony taking place at 9:30am at the NASDAQ MarketSite, Times Square, New York. A live webcast of the ceremony will be available at: http://www.nasdaq.com/reference/marketsite_about.stm, by viewing the MarketSite Webcam.

Following the ceremony, from 10:30am to 1pm, management will host an analyst brunch for investors, analysts and business partners at the Renaissance Hotel at Two Times Square (714 Seventh Avenue near West 48th Street), New York.

The event will provide an opportunity to meet all the key members of management, and will also feature a key-note presentation by Mr. Risto Puhakka, President of VLSI Research, a leading industry analyst, discussing current industry trends and opportunities.

Investors or analysts interested in attending should contact the Investor Relations team at Nova Measuring Instruments.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.